                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                  United States Satellite Broadcasting, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    912534104
                                 --------------
                                 (CUSIP Number)









  David E. Simaitis, One Nationwide Plaza 1-35-08, Columbus, Ohio  43216
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                                   (614) 249-7618

                     December 1, December 3, and December 8, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (9-88) 1 OF 7

                                  SCHEDULE 13D

---------------------------------------------                                           --------------------------------------------
CUSIP NO.    912534104                                                                                          PAGE 2 OF 7 PAGES
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
                 Nationwide Mutual Insurance Company
                     31-4177100
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

                 WC
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(E)                                                              / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Ohio
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                                   7       SOLE VOTING POWER
                                           4,565,500 on December 1, 1998
                                           3,565,500 on December 3, 1998; 2,565,500 on December 8, 1998
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                         0
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH                        4,565,500 on December 1, 1998
                                           3,565,500 on December 3, 1998; 2,565,500 on December 8, 1998
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           0
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,565,500 on December 1, 1998; 2,565,500 on December 8, 1998
              3,565,500 on December 3, 1998
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.08% on December 1, 1998;  2.86 on December 8, 1998
              3.97% on December 3, 1998
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    14        TYPE OF REPORTING PERSON*

              I.C.
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                               Amendment No. 1


ITEM 1.  SECURITY AND ISSUER
         -------------------

This statement relates to the common stock class of equity securities of United States Satellite Broadcasting, Inc. ("USSB"), with principal executive office at 3415 University Avenue, St. Paul, Minnesota 55114.


ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------


(a)-(b) Nationwide Mutual Insurance Company, One Nationwide Plaza, Columbus, OH 43216, is a mutual insurance company organized under the laws of the State of Ohio.


                        Directors of Reporting Persons
                        ------------------------------


        Name                            Address                         Principal Occupation
        ----                            -------                         --------------------
Lewis J. Alphin                 519 Bethel Church Road                  Farm Owner and Operator
                                Mount Olive, North Carolina  28365

A.I. Bell                       4121 N. River Road W                    Farm Owner and Operator
                                Zanesville, OH  43701                   Bell Farms/Zanesville

Keith W. Eckel                  1647 Falls Road                         Partner Fred W. Eckelsons
                                Clarks Summit, PA  18411                President Eckel Farms Inc.

Willard J. Engel                1100 East Main Street                   General Manager, Lyon
                                Marshall, Minnesota  56258              County Cooperative Oil
                                                                        Company

Fred C. Finney                  1558 West Moreland Road                 Farm Owner and Operator,
                                Wooster, Ohio  44691                    Moreland Fruit Farm,
                                                                        Operator Melrose Orchard

Charles L. Fuellgraf, Jr.       600 S. Washington Street                Chief Executive Officer,
                                Butler, Pennsylvania 16001              Fuellgraf Electric Company,
                                                                        Electrical Construction &
                                                                        Engineering Services

Dimon R. McFerson               One Nationwide Plaza                    President and Chief
                                Columbus, OH  43216                     Executive Officer, Nationwide
                                                                        Insurance Enterprises



                                      (3)

        Name                            Address                         Principal Occupation
        ----                            -------                         --------------------
David O. Miller                 625 Country Club Dr., Apt B6            President, Owen Potato Farm, Inc.,
                                Newark, Ohio 43055                      Partner M & M Enterprises

Yvonne L. Montgomery            7 Vale Close                            Sr. Vice President/General
                                Atlanta, GA  30324                      Manager for Xerox Corp.

James F. Patterson              8765 Mulberry Road                      President, Patterson Farms, Inc.,
                                Chesterland, Ohio  44026                Vice President Pattersons, Inc.

Arden L. Shisler                2724 W. Lebanon Road                    President and Chief Executive Officer,
                                Dalton, Ohio  44118                     K & B Transport, Inc.

Robert L. Stewart               88740 Fairview Road                     Farm Owner and Operator, Owner and
                                Jewett, Ohio  43986                     Operator, Sunnydale Mining

Nancy C. Thomas                 10235 Georgetown Road, N.E.             Farm Owner and Operator
                                Louisville, Ohio  44641

Harold W. Weihl                 14284 King Road                         Farm Owner and Operator
                                Bowling Green, Ohio  43402

                                              Executive Officers of Reporting Persons
                                              ---------------------------------------

        Name                            Address                         Principal Occupation
        ----                            -------                         --------------------
Dimon R. McFerson               One Nationwide Plaza                    Chairman and Chief Executive Officer-
                                Columbus, OH  43216                     Nationwide Insurance Enterprises

Richard D. Crabtree             One Nationwide Plaza                    President and Chief Operating Officer
                                Columbus, OH 43216

Robert A. Oakley                One Nationwide Plaza                    Executive Vice President-
                                Columbus, OH  43216                     Chief Financial Officer





                                      (4)

        Name                            Address                         Principal Occupation
        ----                            -------                         --------------------
Robert J. Woodward, Jr.         One Nationwide Plaza                    Executive Vice President-
                                Columbus, OH  43216                     Chief Investment Officer

Charles A. Bryan                One Nationwide Plaza                    Senior Vice President
                                Columbus, OH  43216                     Corporate Development

W. Sidney Druen                 One Nationwide Plaza                    Senior Vice President
                                Columbus, OH  43216                     and General Counsel and
                                                                        Assistant Secretary

Philip C. Gath                  One Nationwide Plaza                    Senior Vice President-
                                Columbus, OH  43216                     Chief Information Technology
                                                                        Officer


All of the above named directors, trustees and executive officers of the reporting persons are hereinafter referred to as "Executive Officers."

(c)     Inapplicable

(d)-(e) During the past five years, none of the above-named persons or the Executive Officers have either been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as result thereof, subjected them to a judgement, decree or final order enjoining futures violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Inapplicable.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

The source of the funds for the purchase of the stock of USSB was from the working capital of Nationwide Mutual Insurance Company. The amount of the purchase price was $20,000,000. No part of the purchase price of the stock of USSB was borrowed.



ITEM 4.  PURPOSE OF TRANSACTION
------------------------------

Nationwide Mutual Insurance Company sold the subject securities as part of its investment program. There are no other plans or proposals regarding the subject securities which the reporting person may have.


                                      (5)

ITEM 5.   INTEREST SECURITIES OF THE ISSUER.
--------------------------------------------

(a)-(b) As of December 1, December 3 and December 11, 1998, the aggregate number and percentage of the class of the subject securities, and the type of voting power attached thereto, is as follows:

        Nationwide Mutual Insurance Company -December 1 - 4,565,000
                                             December 3 - 3,565,000
                                             December 11- 2,565,000

On December 1, 1998, Nationwide Mutual Insurance Company sold 500,000 shares of Class A common stock of United States Satellite Broadcasting, Inc., at a price per share of $7.375 for a total of $3,687,377.08. On December 3, 1998, Nationwide Mutual Insurance Company sold 1,000,000 shares of Class A common stock of United States Satellite Broadcasting, Inc., at a price per share of $7.00 for a total of $6,999,766.66. On December 8, 1998, Nationwide Mutual Insurance Company sold 1,000,000 shares of Class A common stock of United States Satellite Broadcasting, Inc., at a price per share of $7.00 for a total of $6,999,766.66.

(d) No person, other than Nationwide Mutual Insurance Company, is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities.

(e)     Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
-------------------------------------------------------------------------------

All shareholders owning more than 1,000 shares of the old stock were required to enter into "Lock Up" Agreements, whereby the shareholders agreed not to trade their shares for a period of 181 days after the IPO became effective, or July 30, 1996.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------------------------------------------

Inapplicable.



                                     (6)

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


December 22, 1998     NATIONWIDE MUTUAL INSURANCE COMPANY


                      /s/ Mark W. Poeppelman
                      -------------------------------------------------------
                      Mark W. Poeppelman
                      Investment Officer










                                     (7)